

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 21, 2009

Via U.S. mail and facsimile

Mr. Timothy J. MacCarrick
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902

 RE: Form 10-K for the fiscal year ended December 31, 2008
  Form 10-Q for the period ended March 31, 2009
  Definitive Proxy Statement filed March 6, 2009
   File No. 1-1657

Dear Mr. MacCarrick:

 We have reviewed your response letter dated May 8, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Application of Critical Accounting Policies

Goodwill and Other Intangible Assets, page 33

2. We note your response to comment 7 of our letter dated April 15, 2009. Please
    address the following:
    - You disclose that you have twelve reporting units. Please consider disclosing
      what these reporting units are;
    - You discuss some of the material estimates and assumptions used in your analysis
      which include the estimated cost of capital, estimated revenue growth rates, and
      profit margin assumptions. Please consider performing a sensitivity analysis of
      these estimates and assumptions based upon reasonably likely changes and
      disclose whether these reasonably likely changes could lead to a goodwill
      impairment; and
    - Please confirm that assumptions and methodologies used for valuing goodwill in
      the current year have not changed since the prior year. If there have been
      changes, please disclose these changes as well as the impact of these changes.

Pension Plans, page 33

3. We note your response to comment 8 of our letter dated April 15, 2009. In
    developing the long-term rate of return assumption, you evaluate input from actuaries
    and investment consultants as well as long-term inflation assumptions. Please help us
    better understand how your continued use of a 8.75% expected rate of return
    continues to be appropriate in light of your plan asset allocations. Refer to paragraph
    5(d)(3) of SFAS 132(R). In this regard, please address the following:
    - Based on your actual and target plan asset allocations as of December 31, 2007,
      please explain how you determined that a 8.75% expected rate of return for 2008
      would be appropriate. Please provide us with a summary of the analysis you
      performed which should include your expected rate of return by each asset
      category as of December 31, 2007; and
    - Based on your actual and target allocations as of December 31, 2008, please
      explain how you determined that a 8.75% expected rate of return would be
      appropriate for 2009. Please provide us with a summary of the analysis you
      performed which should include your expected rate of return by each asset
      category as of December 31, 2008.

Financial Statements

Notes to the Financial Statements

Note 4 – Accrued Liabilities, page 46

4. We note your response to comment 13 of our letter dated April 15, 2009. Please
    provide us supplementally the summary of changes in your warranty liabilities with
    actual amounts for the years ended December 31, 2007 and December 31, 2008 using
    your revised presentation.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2009

General

5. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis

Outlook, page 23

6. The outlook included in your Form 10-K for the year ended December 31, 2008
    provided a quantified earnings outlook in terms of revenue and operating profit on a
    consolidated basis as well as by segment. To the extent you are able to, we encourage
    you to continue to provide a quantified earnings outlook especially if current
    conditions have resulted in significant changes to the outlook provided in the Form
    10-K.

Notes to the Financial Statements

Note 10 – Commitments and Contingencies, page 50

Asbestos Liability, page 11

7. We note your response to comment 16 of our letter dated April 15, 2009. We remind
    you that SAB Topic 5:Y states that product and environmental liabilities are of such
    significance that detailed disclosures regarding the judgments and assumptions
    underlying the recognition and measurement of the liabilities are necessary to inform
    readers fully regarding the range of reasonably possible outcomes that could have a
    material effect on your financial condition, results of operations, or liquidity. SAB
    Topic 5:Y also states if the contingency involves a large number of relatively small
    individual claims of a similar type, such as personal injury from exposure to asbestos,
    disclosure of the number of claims pending at each balance sheet date, the number of

claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim may be necessary. Disclosures should also address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Given that asbestos liabilities represent approximately 46% of your total liabilities at March 31, 2009, we continue to believe that you should further enhance your disclosures to provide additional insight on how you arrive at your asbestos liability amounts. In this regard, please address the following:

- You state that HR&A compiles an estimate of your asbestos liability for pending and future claims based on the estimate of the number of future claims that would be filed against you and the average settlement cost by disease during the reference period. In order to better understand the judgments and assumptions underlying your recognition of liabilities, please consider disclosing the average settlement cost and the estimated number of future claims that you use for purposes of arriving at your liability;

- You provide a table on page 11 of activity related to asbestos claims and a table on page 12 of costs incurred related to asbestos claims. Please clarify whether the average settlement cost for the period would be the amounts derived from these two tables by taking the costs incurred and dividing by the number of settlements. Please also clarify whether the average settlement cost that you use for purposes of arriving at your liability are determined based on these amounts; and

- Each quarter, HR&A compiles an update based upon your experience in the claims filed, settled and dismissed during the reference period as well as the average settlement costs. Management discusses these trends and their effect on liability estimates with HR&A and determines whether a change in estimate is warranted. We encourage you to disclose these trends as well as discuss what consideration you gave as to whether a change in estimate is warranted. In this regard, if actual settlement costs incurred in recent periods vary significantly from the average settlement costs used in determining your liability, please disclose what consideration you gave to recent settlements and trends in arriving at your liability. For example, we encourage you to continue to discuss the results of individual significant judgments such as the Joseph Norris judgment.

8. We note your response to comment 17 of our letter dated April 15, 2009. You state that you used the amount derived by your insurance consultants in determining how much of an asset to record on your financial statements. Please explain the scope of management's reliance on the information provided by the referenced third party and provide us with your assessment of whether you need to disclose the name of the third party expert and obtain the third party's consent to be so named. See Interp. 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Other Proceedings, page 16

9. You are defending a series of five separate lawsuits revolving around a fire that occurred in May 2003 at a chicken processing plant near Atlanta, Georgia. You disclose that you are facing a potential $25 million gap in insurance coverage. Please clarify in your disclosures whether you have accrued this amount pursuant to paragraph 8 of SFAS 5.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief